
02006903

NITED STATES
D EXCHANGE COMMISSION
..ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29579

RECEIVED MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wright Investors' Service Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Wheelers Farms Road
(No. and Street)

Milford,	CT	06460
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur M. Moody, III — (203)783-4380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name — *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02
SS

OATH OR AFFIRMATION

I, Arthur M. Moody, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Investors' Service Distributors,Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

[Signature]
Notary Public
HELEN B. IWASCZYSZYN
NOTARY PUBLIC
My Commission Expires Aug. 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
143
WASH. D.C.

Financial Statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2001

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2001

CONTENTS



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants/Business Consultants

FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Independent Auditors' Report

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc. (a subsidiary of The Winthrop Corporation) as of December 31, 2001, and the related statements of operations, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wright Investors' Service Distributors, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5(A) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2002 — Dworken, Hillman, LaMorte & Sterczala P.C.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

	December 31, 2001
Assets	
Cash	$126,090
Accounts receivable	23,754
Due from parent (Note 2)	124,401
Marketable securities	53,787
Prepaid expenses	14,832
Total Assets	$342,864
Liabilities and Shareholder's Equity	
Liabilities:	
Accounts payable	$ 59,554
Shareholder's equity:	
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares	1,000
Capital in excess of par	150,856
Retained earnings	131,454
Total Shareholder's Equity	283,310
Total Liabilities and Shareholder's Equity	$342,864

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS

	Year Ended December 31, 2001
Revenue:	
Distribution and variable annuity service fees (Note 2)	$1,026,348
Expenses:	
Promotional activities	391,908
Commissions to other brokers	403,715
Travel and entertainment	5,311
Other	137,089
Unrealized loss in investment accounts	8,914
	946,937
Net income	$ 79,411

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

	Common Stock			
	Shares	Amount	Additional Paid In Capital	Retained Earnings
Balance, December 31, 2000	1,000	$1,000	$150,856	$ 52,043
Net income				79,411
Balance, December 31, 2001	1,000	$1,000	$150,856	$131,454

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2001
Cash flows from operating activities:	
Net income	$ 79,411
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on investments	8,914
Decrease in accounts receivable	7,896
Increase in due from parent	(77,324)
Decrease in prepaid expenses	29
Increase in accounts payable	12,130
Net cash provided by operating activities	31,056
Net increase in cash	31,056
Cash, beginning	95,034
Cash, ending	$126,090

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2001

1. **Summary of significant accounting policies:**

Description of Company:

The Company is a wholly-owned subsidiary of The Winthrop Corporation ("TWC") and is a member of the National Association of Securities Dealers. The Company does not maintain customer accounts and neither receives nor holds customer securities or funds. The Company acts solely as the principal underwriter and distributor for mutual funds and variable annuities sponsored by TWC and other companies.

The Company is registered as a broker-dealer in every state except Alaska, Hawaii, and Puerto Rico. The Company is licensed as an insurance agent in Connecticut and has six agents with insurance licenses.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Marketable securities:

Marketable securities consist of investments in mutual funds managed by Wright Investors' Service, Inc. ("WIS") and are carried at market value.

Income taxes:

The Company files a consolidated tax return with its parent. Income taxes are computed on an individual company basis.

2. **Related party transactions:**

The Company earned substantially all of its revenue by providing underwriting and distribution services to mutual funds and variable annuities. Several officers of the Company are also officers of the mutual funds.

2. **Related party transactions** (continued):

Substantially all general and administrative expenses of the Company are paid by TWC. Direct expenses of the Company and allocable common expenses shared with TWC are reimbursed by the Company to TWC.

3. **Net capital requirements:**

Under the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2001, the Company had net capital and net capital requirements of $136,009 and $5,000 respectively. The Company's net capital ratio was .44 to 1.

4. **Reconciliation of ownership equity, net income and net capital:**

A reconciliation of ownership equity, net loss and net capital reported to the NASD Regulation, Inc. to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$434,949	($ 92,085)	$ 342,864
Total liabilities	22,058	37,496	59,554
Total ownership equity	$412,891	($129,581)	$ 283,310
Total revenue	$983,017	$ 43,331	$1,026,348
Total expenses, including income taxes	774,024	172,913	946,937
Net income (loss)	$208,993	($129,582)	$ 79,411
Net capital	$149,415	($ 13,406)	$ 136,009

The adjustments stated above relate to adjustments by the Company of allocated expenses from the Company's Parent, accrued fees and income taxes.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

ACCOMPANYING INFORMATION TO FINANCIAL STATEMENTS

	Year Ended December 31, 2001
Fee Revenue	
Mutual fund distribution fees	$ 860,441
Variable annuity service fees	1,751
Commissions - non TWC sales	164,156
Total Fee Revenue	$1,026,348
Other Expenses	
Commissions	$ 54,047
Depreciation and amortization	3,317
Dues and subscriptions	3,076
Insurance	1,539
Miscellaneous	1,482
Outside services	267
Postage	2,891
Printed material and office expenses	27,440
Professional fees	5,500
Property and other taxes	2,382
Rent	11,687
Regulatory fees	21,022
Repair and maintenance	402
Telephone and electric	2,037
Total Other Expenses	$137,089

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE

UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2001
Shareholder's equity	$283,310
Less non allowable assets	(139,233)
Haircuts on securities	(8,068)
Net capital	136,009
Minimum net capital required pursuant to Uniform Net Capital Rule 15c3-1	5,000
Excess of net capital over minimum requirements	$131,009
Total aggregate indebtedness	$ 59,554
Required minimum net capital (6.7% of total aggregate indebtedness or $5,000)	5,000
Ratio of total aggregate indebtedness to net capital	.44 to 1

Note: Differences between the amounts reported above and the amounts reported in the Company's corresponding unaudited December 31, 2001 Form X-17a-5 Part II A filing have been disclosed in the accompanying audited financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule. In management's opinion, the Company was in compliance with the exemption provisions of Rule 15c3-3 during the year ended December 31, 2001.



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Report of Independent Auditors' on Internal Controls Required by SEC Rule 17a-5

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

In planning and performing our audit of the financial statements of Wright Investors' Service Distributors, Inc. for the year ended December 31, 2001, we considered its internal control. We did this to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Wright Investors' Service Distributors, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation might deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the Board of Directors and management of Wright Investors' Service Distributors, Inc., the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

February 22, 2002 Dworken, Hillman, LaMorte & Sterczala P.C.